NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 10, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corporation,
1.25% Capital Protected EquitY PerformanCe
LinkEd Securities 'Basket Cycles,' due
December 27, 2010m Linked to a '70/30'
Basket of Four Indicies and an Exchange
Traded Fund is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on December 27, 2010.

The security was suspended by the
Exchange on December 27, 2010.